                                                                    EXHIBIT 99.2


                Excerpts from Definitive Proxy Statement for the
                       1997 Annual Meeting of Stockholders

                                      * * *

                             EXECUTIVE COMPENSATION

Compensation of Directors

        Commencing in April 1994, each Non-Employee Director received a per-meeting fee of $1,000 for attendance, in person or telephonicly, at regularly scheduled Board meetings; no additional compensation is paid for committee meetings. In addition, one director, Jay L. Kear, receives $1,500 per day for service as a consultant. In the fiscal year ended December 31, 1996, $12,000 in aggregate compensation was paid by the Company to directors of the Company who were not otherwise employed by the Company or any affiliate of the Company ("Non-Employee Directors") for attendance at regularly scheduled meetings. The members of the Board of Directors are eligible for reimbursement for their expenses incurred in connection with attendance at Board and committee meetings in accordance with Company policy.

        Non-Employee Directors are also eligible for grants of options under the 1994 Non-Employee Directors' Stock Option Plan, as amended (the "Directors' Plan"). The Directors' Plan provides for the granting of stock options only to Non-Employee Directors. Option grants under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Code and are nondiscretionary. Under the Directors' Plan, on the date of each annual meeting of stockholders of the Company, each Non-Employee Director is granted an option to purchase 10,000 shares of Common Stock which vests 25% on the date one year after the date of grant and 6.25% for each full three-month period thereafter, provided that the optionee has, during the period beginning on the date of grant for such option and ending on such vesting date, continuously served as a Non-Employee Director or as an employee of or consultant to the Company or any affiliate of the Company.

        During 1996, the Company granted options covering 10,000 shares of Common Stock to each eligible Non-Employee Director, each at an exercise price per share of $21.125, the fair market value of the Common Stock on the date of grant (based on the closing sales price reported on the NASDAQ National Market for the date of grant). As of January 31, 1997, options to purchase an aggregate of 55,000 shares had been granted under the Directors' Plan, and 2,500 options had been exercised.

        In November 1995, Mr. Kear entered into a consulting agreement with the Company. Pursuant to the agreement, Mr. Kear provides assistance to the Chief Executive Officer in connection with management reorganization issues, for which he receives a consulting fee of $1,500 per day. In 1996, Mr. Kear received $4,708 in consulting fees for services performed for the Company.

Compensation of Executive Officers

        The following table shows for the fiscal years ending December 31, 1996, 1995 and 1994, compensation awarded or paid to, or earned by the Company's Chief Executive Officer, its other four most highly compensated executive officers at December 31, 1996, and two former executive officers who departed from the Company during fiscal year 1996 (collectively, the "Named Executive Officers"):

                           Summary Compensation Table
                                                                                        Long-Term
                                                                                       Compensation
                                              Annual Compensation(1)                     Awards(2)
                                            --------------------------                 -----------
                                                                                         Shares
                                                                        Other Annual   Underlying
Name and Principal Position                 Year     Salary     Bonus   Compensation   Options(3)
---------------------------                 ----    --------   -------  ------------   -----------
Roy H. Slavin                               1996    $320,600   $37,734   $ 50,000(4)       400,000
Chairman of the Board, President            1995    $103,000   $70,645   $450,501(5)       200,000
and Chief Executive Officer                 1994         --         --         --               --
Sam M. Auriemma                             1996    $113,719   $14,880         --           45,000
Vice President, Finance, Chief              1995         --         --         --               --
Financial Officer and Secretary             1994         --         --         --               --
Joseph Cowan                                1996    $142,761   $13,440   $109,521(6)        16,900
Vice President, Marketing                   1995    $ 77,147   $30,060         --           16,900
                                            1994    $ 72,100   $34,963         --            8,100
Jeffrey Kissling                            1996    $118,333   $13,440         --           35,000
Vice President, Development                 1995    $ 23,333   $   673         --               --
                                            1994         --         --         --               --
Lawrence T. Whelan(7)                       1996    $140,600   $13,440         --           20,000
Former Vice President, International Sales  1995    $ 87,032   $44,461    $15,373(8)        10,000
                                            1994    $ 34,125   $13,628         --           15,000
Ronald C. Mehaffey(9)                       1996    $131,730   $13,440    $48,892(10)       45,000
Former Vice President, Product              1995         --         --         --               --
Development                                 1994         --         --         --               --
Gary J. Wilson(11)                          1996    $144,107        --         --            5,000
Former Vice President, North American       1995    $ 91,699   $45,589         --               --
Sales                                       1994    $ 86,690   $53,325         --           15,000

------------------------

(1) Includes amounts earned but deferred at the election of the executive officer.

(2) None of the Named Executive Officers held restricted stock at December 31, 1996.

(3) Of the options to purchase an aggregate of 566,900 shares of Common Stock granted to the Named Executive Officers as a group in 1996, options to purchase only 185,000 shares of Common Stock were original option grants, and the remaining option grants were repricings of options previously granted to such Named Executive Officers. See "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION--Option Repricing" and "Option Repricing Information."

(4)      Includes a signing bonus of $50,000.

(5) Includes a relocation allowance of $56,081 and $394,420 in loans forgiven by the Company.

(6) Includes a relocation allowance of $21,521 and $88,000 in loans forgiven by the Company.

(7)      Mr. Whelan's employment with the Company terminated on January 3, 1997.

(8)      Includes a relocation allowance of $15,373.

(9)      Mr. Mehaffey's employment with the Company terminated on December 6,
         1996.

(10)     Includes a relocation allowance of $48,892.

(11)     Mr. Wilson's employment with the Company terminated on September 9,
         1996.

                        STOCK OPTION GRANTS AND EXERCISES

        The Company grants options to its executive officers under the 1989 Stock Option Plan, as amended (the "1989 Plan"). As of December 31, 1996, options to purchase a total of 1,550,659 shares were outstanding under the 1989 Plan and options to purchase 903,382 shares remained available for grant thereunder.

        The following tables show for the fiscal year ended December 31, 1996, certain information regarding options granted to, exercised by and held at year end by the Named Executive Officers:

                        Option Grants in Fiscal 1996*

                                    Individual Grants
                                    -----------------
                      Number%     of Total                                  Potential
                     of Shares    Options                              Realizable Value at
                     Underlying   Granted to                           Assumed Annual Rates
                      Options     Employees    Exercise              of Stock Price Appreciation
                      Granted     in Fiscal     Price     Expiration     for Option Term(4)
Name                 (#)(1)(2)     1996(3)     ($/sh)      Date(2)       5%($)        10%($)
----                -----------   --------     -------    ----------  ----------    ----------
Roy H. Slavin         100,000         7.6%     $ 15.25    cancelled           --            --
                      200,000        15.2%     $  9.75      8/30/06   $1,226,345    $3,107,798
                      100,000         7.6%     $  9.75      8/30/06   $  613,172    $1,553,899
Sam M. Auriemma        20,000         1.5%     $ 22.50    cancelled           --            --
                       20,000         1.5%     $  9.75      8/30/06   $  122,634    $  310,780
                        5,000         0.4%     $  9.75      8/30/06   $   30,658    $   77,695
Joseph Cowan           16,900         1.3%     $  9.75      8/30/06   $  103,626    $  262,609
Jeffrey Kissling       10,000         0.8%     $21.125    cancelled           --            --
                       10,000         0.8%     $  9.75      8/30/06   $   61,317    $  155,390
                       15,000         1.1%     $  9.75      8/30/06   $   91,976    $  233,085
Lawrence T. Whelan(5)   5,000         0.4%     $21.125    cancelled           --            --
                       10,000         0.8%     $  9.75      8/30/06   $   61,317    $  155,390
                        5,000         0.8%     $  9.75      8/30/06   $   30,659    $   77,695
Ronald C. Mehaffey(6)  10,000         0.8%     $ 16.00    cancelled           --            --
                       10,000         0.8%     $21.125    cancelled           --            --
                       10,000         0.8%     $  9.75    cancelled           --            --
                       10,000         0.8%     $  9.75    cancelled           --            --
                        5,000         0.4%     $  9.75    cancelled           --            --
Gary J. Wilson(7)       5,000         0.4%     $21.125      4/21/06    $  66,427    $  168,339

--------------------------

* Of the options to purchase an aggregate of 566,900 shares of Common Stock granted to the Named Executive Officers as a group in 1996, options to purchase only 185,000 shares of Common Stock were original option grants, and the remaining option grants were repricings or amendments of options previously granted to such Named Executive Officers. See "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION--Option Repricing" and "Option Repricing Information."

(1) All options granted to the Named Executive Officers (or repriced or amended) in 1996 and remaining outstanding at December 31, 1996 vest 50% two years from the date of grant, and 25% for each full year thereafter.

(2) The Board of Directors may reprice outstanding options under the terms of the 1989 Plan.

(3) Based on options to purchase an aggregate of 1,313,100 shares granted in 1996. (Includes options to purchase an aggregate of 566,900 shares of Common Stock granted to the Named Executive Officers as a group in 1996, of which options to purchase only 185,000 shares of Common Stock were original option grants, and and the remainder of which represented repricings or amendments of options previously granted to such Named Executive Officers in connection with the Company's option repricing program. See "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION--Option Repricing" and "Option Repricing Information.") This number is not necessarily indicative of the number of shares subject to options to be granted in the future.

(4) The potential realizable value is calculated based on the term of the option (ten years) and the fair market value at the time of its grant (which, in each case, is equal to the exercise price).

(5) Mr. Whelan's options ceased vesting as of his termination, and the vested portion of his options will expire if unexercised by April 3, 1997.

(6) All of Mr. Mehaffey's options terminated unvested following the termination of his employment.

(7) Mr. Wilson's options ceased vesting as of March 9, 1997, and the vested portion of his options will expire if unexercised by June 9, 1997.


                 Aggregated Option Exercises in Fiscal 1996 and
                     Value of Options at End of Fiscal 1996

                                                        Number of Shares             Value of Unexercised
                                                      Underlying Unexercised             In-the-Money
                                                        Options at End                Options at End of
                     Shares Acquired  Value Realized   of Fiscal 1996 (#)             Fiscal 1996 ($)(2)
Name                  on Exercise        ($)(1)       Exercisable/Unexercisable    Exercisable/Unexercisable
----                 --------------- --------------   -------------------------   --------------------------
Roy H. Slavin            --               --             0/300,000                          $0/$0
Sam M. Auriemma          --               --              0/25,000                          $0/$0
Joseph Cowan             --               --          2,284/19,816                          $0/$0
Jeffrey Kissling         --               --              0/25,000                          $0/$0
Lawrence T. Whelan(3)    --               --          4,800/21,600                          $0/$0
Ronald C. Mehaffey(4)    --               --                   0/0                          $0/$0
Gary J. Wilson(5)        --               --          8,100/12,800                 $11,271/$6,069


-------------------------------

(1) Value realized is based on the fair market value of the Company's Common Stock on the date of exercise minus the exercise price and does not necessarily indicate that the optionee sold such stock.

(2) Fair market value of the Company's Common Stock at December 31, 1996 ($8.89) minus the exercise price of the options.

(3) Mr. Whelan's options ceased vesting as of his termination, and the vested portion of his options will expire if unexercised by April 3, 1997.

(4)      All of Mr. Mehaffey's options terminated unvested.

(5) Mr. Wilson's options ceased vesting as of March 9, 1997, and the vested portion of his options will expire if unexercised by June 9, 1997.


                              EMPLOYMENT AGREEMENTS

        Pursuant to an employment agreement between the Company and Roy H. Slavin entered into in November 1995, Mr. Slavin's annual salary and bonus are determined by the Compensation Committee of the Board of Directors. To assist Mr. Slavin in his purchase of a home in connection with his relocation to Southern California, a loan by the Company to Mr. Slavin in the amount of $394,420 was made and subsequently forgiven by the Company in 1995. Mr. Slavin also received a relocation allowance of $56,081 pursuant to the agreement. Under the terms of the agreement, options to purchase 200,000 shares of the Company's Common Stock under the 1989 Plan were granted to Mr. Slavin at an exercise price of $37.75, the market price of the Common Stock as of July 31, 1995. Such options originally vested at the rate of 24% one year from the date of grant and 2 percent per month thereafter. On August 31, 1996, the terms of these options were revised such that the exercise price was reduced to $9.75 (the market price of the Common Stock on August 30, 1996) and the vesting schedule was revised so that 50 percent of the options vest two years from August 31, 1996 and 25 percent per year thereafter. See "Option Repricing Information." Either Mr. Slavin or the Company may terminate this employment relationship at will.

        In August 1996, the Compensation Committee of the Board of Directors authorized severance protection agreements covering all officers of the Company. Under the agreement covering the Chief Executive Officer of the Company, such officer will receive 2.5 times his annual average salary over the last three years in the event that he is either terminated other than for cause, or a change of control of the Company occurs and he decides not to continue his employment with the Company. The agreements covering officers other than the Chief Executive Officer have essentially the same terms as the agreement with the Chief Executive Officer except that the payment will be one times the officer's average annual salary over the last three years. Under all of the severance agreements, in the event of a change of control of the Company, all unvested stock options held by the officers shall immediately vest and become exercisable.

        Pursuant to an agreement between the Company and Gary J. Wilson entered into in September 1996, Mr. Wilson resigned as Vice President, North American Sales as of September 9, 1996. Pursuant to this agreement, Mr. Wilson was paid $11,667 per month, and Mr. Wilson's unvested options continued to vest, until March 9, 1997.

                                      * * *

                        COMPENSATION COMMITTEE REPORT(1)

Compensation Philosophy

        The compensation policies adopted by the Committee are designed to (i) align compensation with business objectives and performance; (ii) attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Company and (iii) motivate the Company's executive officers and other key employees to enhance long-term stockholder value. Key elements of this philosophy are:

        - The Company's salaries must be competitive with leading software companies with which the Company competes for highly qualified and experienced executives. To date, the Committee has relied on its members' experience in working with other comparable software companies to ensure executive salaries are competitive. Since becoming a public company in July 1993, the Company has retained the services of an executive compensation consulting firm to regularly compare the Company's salaries to these companies and assist the Company in setting its salary parameters.

        - The Company maintains annual incentive programs sufficient to provide motivation to achieve specific operating goals and to generate rewards that bring total compensation to competitive levels.

        - The Company provides significant equity-based incentives for executives and other key employees to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as stockholders as well as employees.

        The Committee's objective is to set executive compensation within a range which the Committee believes is comparable to the average range of compensation set by companies of comparable size in the software industry. The group of comparable companies is not necessarily the same as the companies included in the market indices included in the performance graph on page 17 of this Proxy Statement. The primary components of executive compensation are base salary, short- and long-term cash incentives and long-term equity incentives. Each year, the Compensation Committee reviews the criteria upon which all aspects of employee compensation are based.

        Base Salary. The Committee annually reviews each executive officer's base salary. When reviewing base salaries, the Committee considers a number of subjective criteria, including individual and Company performance, levels of responsibility, prior experience and competitive pay practices. The Committee does not make individual salary decisions according to specific criteria and does not ascribe specific weights to the factors it considers.

        Annual Incentives. In fiscal 1996, the Company awarded year-end bonuses to its executive officers, non-executive officers and certain other employees. The actual bonuses paid to each individual were determined by multiplying a predetermined amount (which is a graduated percentage of salary dependent on employee level, typically 5-15%) by a percentage determined by the Compensation Committee to be a fair adjustment of the predetermined amount based on actual Company performance during the year. In addition, selected other employees received "spot" bonus awards during the year based on achievement of specific operational goals.

        Long-Term Incentives. The Company's long-term incentive program consists of options granted under the 1989 Plan, other stock options and the Purchase Plan. Option grants include vesting periods to encourage key employees to continue in the employ of the Company. Through option grants, executives receive significant equity incentives to build long-term stockholder value. Grants are generally made at 100% of fair market value on the date of grant.

        Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The Compensation Committee has determined that stock options granted under the 1989 Plan with an exercise price at least equal to the fair market value of the Common Stock on the date of grant will be treated as performance-based compensation under the final Treasury regulations promulgated under Section 162(m) of the Code.

        Executive officers receive value from these grants only if the Common Stock appreciates over the long term. The amount of individual option grants is determined based in part on competitive practices at comparable software companies and on the Company's philosophy of significantly linking executive compensation with stockholder interests. In determining the size of individual grants, the Committee also considers the number of shares subject to options previously granted to each executive officer, including the number of shares that have vested and that remain unvested. The Committee believes that option grants by the Company to its executive officers and employees are comparable to the average range for comparable companies. In 1996, the Committee granted options to purchase 575,900 shares of the Company's Common Stock to eight executive officer(s), of which options to purchase only 194,000 shares of Common Stock were original option grants, and of which the remaining option grants were repricings or amendments of options previously granted to such Named Executive Officers. See "--Option Repricing" and "Option Repricing Information."

Option Repricing

        In January 1996, the Company implemented an option exchange program applicable to all employees of the Company, excluding executive officers. In August 1996, the Company implemented an option exchange program applicable to the Company's executive officers other than the Chief Executive Officer. Concurrently therewith, the Compensation Committee amended Mr. Slavin's outstanding option to purchase 200,000 shares of Common Stock under the 1989 Plan and exchanged Mr. Slavin's outstanding option to purchase 100,000 shares of Common Stock under the 1989 Plan to reduce, in each case, the exercise price of such options to equal the fair market value of the Common Stock on the date of amendment or exchange. As a result of these actions, the number of shares subject to each exchanged or amended option remained the same, but in each case the exercise price was reduced to equal the market price of the common stock on the date of such exchange or amendment. In addition, the vesting of the options was revised so that 50 percent of the options vest two years from the date of the exchange or amendment of such option and 25 percent vest each year thereafter. At the times these repricings were effected, substantially all of the options then outstanding under the 1989 Plan, including those held by executive officers, had exercise prices significantly above the current market price of the Company's Common Stock. In light of the decline in the Company's Common Stock Price and because options are a key component of the Company's long-term incentive program, the Committee determined that repricing of options held by executive officers was necessary in order to retain such employees. For additional details regarding the effect of such repricing programs on options held by the Named Executive Officers, see "Option Repricing Information."

Corporate Performance and Chief Executive Officer Compensation

        Mr. Slavin's base salary for 1996 as President and Chief Executive Officer was $320,600. In setting the base salary for Mr. Slavin, the Committee took into account (i) the terms of Mr. Slavin's employment agreement with the Company which stipulated an increase in his 1996 base salary over his starting salary, (ii) the expanded scope of Mr. Slavin's responsibilities, including his duties as Chairman of the Board, and (iii) the Board's confidence in Mr. Slavin to lead the Company's continued development. Mr. Slavin's annual salary was estimated to provide an annual base compensation level at the average as compared to a selected group of other software companies. Based on the Company's performance, Mr. Slavin also received annual incentive payments totaling $37,734. This payment represented a significant reduction from the target bonus to reflect the Company's 1996 financial performance. In addition, in August 1996, the Committee amended Mr. Slavin's outstanding option to purchase 200,000 shares of Common Stock under the 1989 Plan and exchanged Mr. Slavin's outstanding option to purchase 100,000 shares of Common Stock under the 1989 Plan to reduce, in each case, the exercise price of such options to equal the fair market value of the Common Stock on the date of amendment or exchange. Other than such amended and repriced options, Mr. Slavin received no original options grants during 1996. See "--Option Repricing" above and "Option Repricing Information."

Conclusion

        Through the programs described above, a significant portion of the Company's compensation program and the compensation of the Company's Chief Executive Officer are contingent on Company performance, and realization of benefits is closely linked to increases in long-term stockholder value. The Company remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of the Company's business may result in highly variable compensation for a particular time period.

                                                   COMPENSATION COMMITTEE

                                                   F. Rigdon Currie
                                                   Jay L. Kear
                                                   John E. Rehfeld

     (1) The material in this report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act") or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

                          OPTION REPRICING INFORMATION

        The following table shows certain information concerning the repricing of options received by the Named Executive Officers since the Company's initial public offering in July 1993. See also "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION--Option Repricing."


                                                                                            Length of
                                      Number of    Market Price   Exercise                   Original
                                     Securities    of Stock at  Price at Time              Option Term
                                     Underlying      Time of    of Repricing               Remaining at
                                       Options     Repricing or      or                      Date of
                                     Repriced or    Amendment     Amendment  New Exercise  Repricing or
Name                      Date       Amended (#)       ($)           ($)       Price ($)    Amendment
----                      ----       -----------   ------------  -----------   ---------    ---------
Roy H. Slavin           8/31/96       200,000       $9.75          $37.75       $9.75       9    years
                        8/31/96       100,000       $9.75          $15.25       $9.75       9.5  years
Sam M. Auriemma         8/31/96        20,000       $9.75          $22.50       $9.75       9.5  years
Joseph Cowan            8/31/96        16,900       $9.75         $17.125       $9.75       9.25 years
Jeffrey Kissling        8/31/96        10,000       $9.75         $21.125       $9.75       9.5  years
Lawrence T. Whelan(1)   8/31/96        10,000       $9.75          $27.00       $9.75       8.5  years
                        8/31/96         5,000       $9.75         $21.125       $9.75       9.5  years
Ronald C. Mehaffey(2)   8/31/96        10,000       $9.75          $16.00       $9.75       9.5  years
                        8/31/96        10,000       $9.75         $21.125       $9.75       9.5  years
Gary J. Wilson(3)           --             --          --              --         --                --

---------------------------

(1) Mr. Whelan's options ceased vesting as of his termination, and the vested portion of his options will expire if unexercised by April 3, 1997.

(2)      All of Mr. Mehaffey's options were cancelled as of December 31, 1996.

(3) Mr. Wilson's options ceased vesting as of March 9, 1997, and the vested portion of his options will expire if unexercised by June 9, 1997.

                                     * * *

                              CERTAIN TRANSACTIONS

        The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and the Company's Bylaws.

        The Company has entered into certain additional transactions with its directors and executive officers, as described under the captions "Executive Compensation--Compensation of Directors" and "Executive Compensation--Employment Agreements."